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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.       )*
                                          -------


                          Central Bancorporation, Inc.

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                                (Name of Issuer)

                         Common Stock, $2.50 par value

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                         (Title of Class of Securities)

                                   88268M103
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                                 (CUSIP Number)

                              Mr. J. Andy Thompson
             777 West Rosedale, Fort Worth, TX  76104  817-347-8102
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 28, 1995
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]

     Check the following box if a fee is being paid with the statement.  [X]

     (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages
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CUSIP No.:  88268M103             13D                          Page 2 of 6 Pages
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1.   Name of reporting person:  J. Andy Thompson

     IRS Identification No. of above person:  ###-##-####

2.   Check the appropriate box if a member of a group:                   (a) [ ]
                                                                         (b) [ ]

3.   SEC use only
                 ---------------------------------------------------------------

4.   Source of funds:  OO

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

6.   Citizenship or place of organization:  U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   Sole voting power:  93,091

8.   Shared voting power:  69,376

9.   Sole dispositive power:  93,091

10.  Shared dispositive power:  69,376

11.  Aggregate amount beneficially owned by each reporting person:  162,467

12.  Check box if the aggregate amount in Row (11) excludes certain shares:  [ ]

13.  Percent of class represented by amount in Row (11):  6.18%

14.  Type of reporting person:  IN

                                Page 2 of 6 Pages
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                          CENTRAL BANCORPORATION, INC.
                                  SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

        The class of securities to which this statement relates is the common stock, par value $2.50 per share (the "Common Stock"), of Central Bancorporation, Inc., a Texas corporation (the "Issuer"), which has its principal executive offices located at 777 West Rosedale, Fort Worth, Texas 76104.

ITEM 2. IDENTITY AND BACKGROUND

        (A) J. Andy Thompson (the "Reporting Person") is a natural person.

        (B) The principal business address of the Reporting Person is 777 West Rosedale, Fort Worth, Texas 76104.

        (C) The Reporting Person is currently serving as Chairman of the Board of Directors and Chief Executive Officer of the Issuer, a bank holding company located at 777 West Rosedale, Fort Worth, Texas 76104.

        (D) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (E) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

        (F) The Reporting Person is a resident of the state of Texas and a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The event which triggered the filing of this Schedule 13D was the distribution by Thompson Financial, Ltd. of its shares of the Issuer to its general partners and limited partners on June 28, 1995.

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of the acquisition of the Common Stock of the Issuer was for investment purposes.

                                Page 3 of 6 Pages
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    (a) The Reporting Person does not have any plans or proposals which relate to or would result in the acquisition or disposition of any additional securities of the Issuer, except that the Reporting Person may make additional purchases or sales of Common Stock in open-market or privately negotiated purchases.

    (b) The Reporting Person does not have any plans or proposals which relate to or would result in any extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary.

    (c) The Reporting Person does not have any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the Issuer or any subsidiary.

    (d) The Reporting Person does not have any plans or proposals which relate to or would result in any change in the present Board of Directors or management of the Issuer.

    (e) The Reporting Person does not have any plans or proposals which relate to or would result in any material change in the present capitalization or dividend policy of the Issuer.

    (f) The Reporting Person does not have any plans or proposals which relate to or would result in any material change in the Issuer's business or corporate structure.

    (g) The Reporting Person does not have any plans or proposals which relate to or would result in changes in the Issuer's charter, bylaws or other actions which may impede the acquisition or control of the Issuer by any person.

    (h) The Reporting Person does not have any plans or proposals which relate to or would result in any class of securities of the Issuer to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

    (i) The Reporting Person does not have any plans or proposals which relate to or would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

    (j) The Reporting Person does not have any plans or proposals which relate to or would result in any action similar to those enumerated above.

                                Page 4 of 6 Pages
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

    (a) The Reporting Person beneficially owns 162,467 shares of the class of securities identified in Item 1, which is 6.18% of such class of securities.

        The Issuer reported on its Form 10-Q for the quarter ending September 30, 1995 that it had 2,616,723 shares of Common Stock outstanding as of September 30, 1995. The Reporting Person currently holds 11,110 options and no warrants to purchase shares of Common Stock of the Issuer.

    (b) All voting and disposition decisions concerning the Common Stock owned by the Reporting Person will be made by the Reporting Person.

    (c) The Reporting Person has not effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, June 28, 1995.

    (d) The Reporting Person does not know of any person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this
        Schedule 13D, other than (1) the minors for whose shares he serves as custodian under the Uniform Gift to Minors Act, and (2) his sons for whom he acts under powers of attorney.

    (e) The Reporting Person has not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        There are no contracts, arrangements, understandings or relationships between the Reporting Person and any person with respect to any securities of the Issuer other than the instruments appointing the Reporting Person as trustee of the six trusts referred to in Item 3, other than (1) the arrangements under which he serves as custodian for minors under the Uniform Gift to Minors Act, and (2) the powers of attorney from his sons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        There are no Exhibits required to be filed as part of this Schedule 13D.

                                Page 5 of 6 Pages
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 1996               /s/ J. Andy Thompson
                                        --------------------
                                        J. Andy Thompson

                                Page 6 of 6 Pages